Exhibit 16.1

September 18, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

We have read the statements made by Aura Systems, Inc. (the “Company”) in Item 14 of the Company’s Form 10-K dated September 18, 2017 and agree with the statements made regarding our firm. We have no basis to agree or disagree with other statements of the Company made under Item 14 therein.

/s/ Kabani & Company, Inc.

Los Angeles, CA